H a r b o r    A c q u i s i t i o n    C o r p o r a t i o n

ONE BOSTON PLACE SUITE 3630 BOSTON, MA 02138

November 14, 2006	PHONE: (617) 624-8409 FAX: (617) 624-8416

Sondra   L. Stokes, Associate
     Chief Accountant
Office of the Chief Accountant
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:                               Harbor Acquisition Corporation (the “Company”)
File. 001- 32688

Dear Ms. Stokes:

We received your letter dated September 13, 2006 regarding comments to the Form 8-K filed by the above-referenced registrant on May 12, 2006.

The Company believes that the classification of the warrants issued as part of the units sold in its initial public offering (the “public warrants”), as well as the warrants underlying the unit purchase option granted to its underwriter (the “option warrants” and collectively with the public warrants, the “warrants”) are properly classified as equity.  Neither the Warrant Agreement governing the warrants, nor the Unit Purchase Option issued to the underwriter, prohibits the Company from physically settling the warrants in unregistered shares and, in any event, each party to respective contract intended that the Company would have no obligation to net cash settle the warrants.

As you note, Paragraph 17 of EITF 00-19 states that the Task Force

“observed that if (a) a derivative contract requires physical or net share settlement by delivery of registered shares . . . and (b) the contact does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that non-performance would be an acceptable alternative).”  (emphasis added)

Neither the Warrant Agreement nor the Unit Purchase Option require delivery of registered shares.  Section 3.3.2 of the Warrant Agreement governs the issuance of stock certificates upon exercise of the warrants.  This section provides in pertinent part that “the Company shall not be obligated to deliver any securities pursuant to the exercise of the warrant unless a registration statement under the [Securities] Act [of 1933, as amended] with respect to the Common Stock is effective.”   This provision does not prohibit delivery of unregistered shares upon exercise of the warrant.  Moreover, under Section 7.4 of the Warrant Agreement, the Company is only obligated to use its best effort to cause and maintain the effectiveness of a registration statement covering the

Sondra L. Stokes, Associate
    Chief Accountant
November 14, 2006

shares underlying the warrants. As there is no requirement to deliver registered shares, nor any statement that the Company may only settle the warrants by delivery of registered shares, it is the Company’s position that Paragraph 17 of EITF 00-19 does not apply.

In addition, even if such paragraph was found to apply, the Company believes that the Task Force assumption of a net-cash settlement is countered by the expressed intent of the parties to the Warrant Agreement and the Unit Purchase Option, as evidenced in language from the first full paragraph on page 53 of the Company’s prospectus, that states as follows:

The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.

Moreover, the Company will be entering into a Warrant Clarification Agreement with each of the parties to the Warrant Agreement and the United Purchase Option, each of which will clarify the original intent that the Company under no circumstances will have any obligation to net-cash settle the public warrants and the option warrants, as applicable.  The Company will file a Form 8-K disclosing the execution of each clarification agreement.  Draft copies of the Form 8-K with the attached clarification agreement are enclosed with this letter.

Please contact me if you have any questions relating to the matters discussed in this letter.  I appreciate your assistance with this matter.

Very truly yours,

/s/ Todd A. Fitzpatrick

Todd A. Fitzpatrick
Vice President and Chief Accounting Officer